EXHIBIT 99.2


EXECUTION COPY



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                            ASSET PURCHASE AGREEMENT


                                  BY AND AMONG


                          Ampal Communication 2010 Ltd.

                                  as Purchaser

                                       AND


                          012 Smile.Communications Ltd.

                                    as Seller
                                       AND

                            Merhav Ampal Energy Ltd.

                                  as Guarantor




                          Dated as of November 16, 2009


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                            ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of November 16, 2009 (the "Effective Date"), is made by and among 012 Smile Communications Ltd., a company incorporated in accordance with the laws of the State of Israel (the "Seller"); Merhav Ampal Energy Ltd. on behalf of Ampal Communication 2010 Ltd., a company in formation in accordance with the laws of the State of Israel (the "Purchaser"); and Merhav Ampal Energy Ltd., a company incorporated in accordance with the laws of the State of Israel (the "Guarantor"). The Seller, the Purchaser and the Guarantor are referred to herein collectively, as "Parties", and each of them, separately, as a "Party".

                                    RECITALS

A.     The Seller is engaged in the Business (as defined below).

B. The Purchaser wishes to acquire from the Seller, and the Seller wishes to sell to the Purchaser, the Business and the Acquired Assets (as defined below), and the Purchaser wishes to assume and the Seller wishes to transfer the Assumed Liabilities (as defined below), all on the terms and subject to the conditions and the conditions precedents hereinafter set forth.

C. The Parties wish to set forth herein all of the terms and conditions that shall govern the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities.

D. The Parties are aware that the prompt consummation of the transactions contemplated hereby is of the essence.


NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows:


1. DEFINITIONS AND INTERPRETATION

       1.1 Definitions. In this Agreement, the following terms shall have the following meanings:

         "Accounts Receivable" means all accounts receivable, notes receivable and other current rights to payment of Seller.

          "Acquired Assets" shall mean all of Seller's assets, properties, contracts, licenses and permits and rights of every kind and description, tangible and intangible, including any assets, properties and rights used in connection with the Business as it exists (subject to Section 3.4) or shall exist on the Closing, wherever situated, and excluding only the Excluded Assets. Without limiting the foregoing, the Acquired Assets shall include:

          (a) the Seller's holdings in 012 Telecom Ltd., the subsidiary of Seller, and the Seller's interest in 012 Global, including shareholder loans;

          (b) all machinery, equipment and other tangible personal property and fixed assets used to conduct the Business;



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          (c)  all inventories of Seller related to the Business,  including raw
               materials,    supplies,    goods    consigned   to   vendors   or
               subcontractors, works in process, finished goods and goods in transit;

          (d)  all Accounts Receivable related to the Business;

          (e)  all prepaid expenses related to the Business;

          (f)  all  rights  and  interests  of  Seller  in and  to  the  leases, subleases, licenses, sublicenses, contracts, commitments, obligations or other agreements, whether written or oral, or other similar agreements and rights thereunder, including contracts for the purchase of supplies and services and the sale of products and services, used to conduct the Business, and including the Leases and leasehold improvements ("Contracts");

          (g) the business records, plans, notebooks, specifications, advertising and promotional materials and campaigns, studies, reports, equipment repair, maintenance or service records, in each case as used by Seller for operating the Business; provided that Seller shall be entitled to maintain (but, other than as required by law, shall not use) one copy of any of such documents for the sole purpose of either retention as required by any applicable Legal Requirement or litigation or dispute of this Agreement;

          (h) all Intellectual Property Rights related to the conduct of the Business, including all registrations (and applications for registration) of Intellectual Property Rights (collectively, the "Business Intellectual Property Rights");

          (i) all Government Authorizations and other permits or licenses related to the Business, including the Licenses (except in such case where the license, permit or authorization is replaced or exchanged for a newly issued License);

          (j) all lists and records pertaining to customer accounts (whether past or current), suppliers, distributors, personnel and agents of the Business;

          (k) all claims, deposits, prepayments, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, whether liquidated or unliquidated, fixed or contingent, that relate to the Business (in each case except for Tax items that relate to periods ending on or before the Cutoff Date), including any causes of action, claims and rights which Seller may have under any insurance contracts or policies insuring the Acquired Assets; and

          (l)  the Positive Cash Amount (as defined in Section 3.4).

       "Affiliate" shall mean a person Controlling, Controlled by or under common Control with a person, and if such person first stated above is a natural person, a relative of such person.

       "Antitrust Approval" shall be as defined in Section 5.1(ii).

       "Assumed Liabilities" shall mean all of Seller's present or future liabilities and obligations of every kind arising out of, relating to, in the nature of or caused by the Business, including legal claims of third parties, regardless of whether such liabilities arise or become known before or after the Effective Date, excluding only the Retained Liabilities. Without limiting the foregoing, the Assumed Liabilities shall include all liabilities of any kind relating to employees of the Seller or the Business other than those employees who are not Assumed Employees (as set forth in Section 9.1). and shall include the replacement of any guarantees given by Seller with respect to Acquired Assets.

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       "Bezeq" means Bezeq - The Israeli Telecommunication Corporation Ltd.

       "Bezeq Transaction" means the acquisition of Bezeq shares from AP.SB.AR Holdings Ltd. ("APSBAR") pursuant to that certain Share Purchase Agreement, dated October 25, 2009 by and between Seller and APSBAR.

       "Business" shall mean all of the business of the Seller as conducted on the date of this Agreement other than the Bezeq Transaction. Such Business shall include, without limitation, as defined below, the International Telephony Business, the Land Line Business, the ISP Business and the Other Business.

       "Business Day" shall mean any day on which banks are open for business in the State of Israel.

       "Closing" and "Closing Date" shall be as defined in Section 4.

       "Consent" shall mean any regulatory consent, permit, approval, order, authorization, registration, declaration, filing or exemption, to the extent required under applicable law (but not as a matter of contract).

       "Control" or "Controlled" or "Controlling" shall mean the ability, directly or indirectly, to direct the activities of the relevant entity, including, without limitation, the holding of (i) more than 50% of the issued share capital, or (ii) such share capital as carries directly or indirectly, more than 50% of the shareholder votes in a general meeting or the ability to appoint or elect more than 50% of the directors or equivalent of such entity.

       "Cut-off Date" shall mean December 31, 2009.

       "Damages" shall mean any liabilities, claims, injuries, losses, damages, settlements, judgments, awards, penalties, fines, costs or expenses (including, without limitation, reasonable legal fees and expenses), whether or not arising out of third party claims.

       "Dollar" or "$" means U.S. Dollars.

       "End Date" shall have the meaning ascribed thereto in Section 10.1(b).

       "Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended.

       "Excluded Assets" shall mean (a) the corporate seal, charter documents, minute books, stock books, tax returns, books of account or other records having to do with the corporate organization of Seller, (b) the rights that accrue or may accrue to Seller under this Agreement, (c) the Retained Cash (as defined in Section 3.4) and other derivative instruments (forward USD contracts) of the Seller, (d) any additional cash, cash equivalents and marketable securities that are obtained by Seller (or any Subsidiary thereof), including by way of existing or future loans or equity investments from Affiliates or third parties, not generated as part of the Business, (e) any tax assets (including without limitation advance tax payments) relating to periods prior to the Cutoff Date,
(f) any assets related to the Bezeq Transaction, as set forth on Schedule 1.1 hereto (which may be amended by the Seller from time to time prior to the Closing); and (g) certain components or possible components of the Excluded Assets as are set forth in Schedule 1.1 hereto.


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       "Family Member" shall mean, in respect of a natural Person, (i) a spouse of such Person; (ii) a descendant of such Person or of such Person's spouse;
(iii) such Person's brother or sister, or (iv) a spouse of any of the Persons referred to in clauses (ii) or (iii) above.

       "Governmental Authorization" shall mean any permit, license, certificate, franchise, permission, clearance, registration, approval, consent, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

       "Governmental Entity" shall mean any government, governmental department, ministry, cabinet, commission, board, bureau, agency, tribunal, regulatory authority, instrumentality, judicial, legislative or administrative body or entity, domestic or foreign, federal, national, state, regional, provincial or local, having or exercising jurisdiction over the matter or matters in question.

       "Initial End Date" shall have the meaning ascribed thereto in Section 10.1(b).

       "Intellectual Property Rights" means all intellectual property and proprietary rights throughout the world, including (i) all trademark rights, trade dress, service marks and trade names; (ii) all copyrights and all other rights associated therewith and the underlying works of authorship; (iii) all patents and all proprietary rights associated therewith; (iv) all inventions, mask works and mask work registrations, net lists, schematics, enhancements, designs, improvements, know how, discoveries, improvements, designs, trade secrets, computer software programs or applications (in both source code and object code form), flow charts, diagrams, coding sheets, listings and annotations, programmers' notes, information, work papers, work product; and (v) all registrations of any of the foregoing, all applications therefor, all documentation and all goodwill associated with any of the foregoing.

       "International Telephony Business" shall mean the businesses of outgoing and incoming international telephony services, of hubbing services, and of international calling card services and any other operations and activities conducted by Seller, including other data and other related services, pursuant to Seller's international services license dated June 2, 2004.

       "ISP Business" shall mean the businesses of the ADSL/cable/dial-up Internet and access services, the value-added services and the WiFi services and any other operations and activities, including all other related services, conducted by Seller pursuant to its internet access license dated January 24, 2002.

       "Knowledge" shall mean, with respect to any Entity, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of the executive officers of the Entity after reasonable and diligent inquiry.

       "Land Line Business" shall mean the businesses of local telephony using VoB access and local telephony using dedicated lines based on PRI services and any other operations and activities conducted by Seller and its subsidiary pursuant to the domestic fixed-line license, dated December 15, 2005, of 012 Telecom Ltd.

       "Leases" shall mean all of Seller's right, title and interest in each of that certain Real Estate Lease Agreements including the right to any security deposits and other amounts and instruments deposited by or on behalf of Seller thereunder.


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       "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

       "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, order, judgment, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

       "Licenses" shall mean the following licenses granted by the MoC (as defined below) to the Seller and/or its Affiliates, as amended from time to time:

(a) International telephony license (general license) (b) VoB and DFL license (general specific license) (c) ISP license (specific license) (d) Endpoint Network Services (e) VoBoC experimental license

       "MoC" shall mean the Israeli Ministry of Communications.

       "NIS" means New Israeli Shekels.

       "Other Businesses" shall mean the businesses related to end-point network services (and any other operations and activities conducted by Seller pursuant to the network end-point licence, dated December 30, 2007, of Seller), and the VoBoC and WiFi experimental services of Seller and 012 Telecom Ltd.

       "Permitted Liens" means: (A) statutory liens for taxes not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements which obligations are not yet due; (C) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by applicable law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens incurred in the ordinary course of business and not yet due; (E) liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods not yet due and payable; (F) non-exclusive object code licenses of software by Seller in the ordinary course of its business consistent with past practice; and (G) rights of third parties that are inherent to assets being transferred (such as software licenses, leased cars, contractual rights, etc.); provided, however, that Permitted Liens shall not, for the avoidance of doubt, include liens created for the benefit of financial institutions.

       "Person" shall mean any individual, firm, corporation (including any nonprofit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organisation (including unincorporated organisation), other entity or governmental authority.

       "Purchaser Indemnitees" means any of Purchaser and its Representatives, successors and assigns.

       "Representatives" means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.


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       "Retained Liabilities" shall mean obligations and liabilities resulting from, arising out of, relating to, in the nature of or caused by (a) any indebtedness of Seller under its Series A Debentures; (b) any other borrowings of the Seller from any third party financial institution or other financial lenders including Affiliates (including from its direct or indirect parent company); (c) any liabilities in connection with the Bezeq Transaction; (d) all liabilities for Taxes for periods ending on or before the Cut-off Date; (e) Excluded Asset; (f) certain employment and employee benefits-related claims, obligations and liabilities for employees who are not Assumed Employees as set forth in Section 9 hereof, (g) fees, costs or expenses incurred by Seller in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the other transactions contemplated hereby;
(h) other derivative instruments (forward USD contracts) of the Seller; and (i) as set forth in Schedule 1.2 hereto.

       "Security Interest" shall mean any mortgage, charge, lien, trust, encumbrance, pledge, assignment, title retention, claim, right of first refusal, preemptive right or any other encumbrance of whatever nature, kind or description.

       "Seller Indemnitees" means any of Seller and its Representatives, successors and assigns.

       "Subsidiary" shall mean a corporation, partnership, limited liability company, or other entity of which an entity directly or indirectly owns or Controls (i) a majority of the voting securities; or (ii) interests that are sufficient to elect or appoint a majority of the Board of Directors or other comparable organ of such Person.

       "Tax" or "Taxes" shall mean federal, state, local or foreign net or gross income, gross receipts, social security, national health insurance, capital gains, license, payroll, employment, excise, severance, stamp, occupation, premium, customs duties, capital stock, franchise, profits, withholding, unemployment, disability, real property, personal property, sales, use, offer, registration, value added, alternative or add-on minimum, estimated or other tax, governmental fee or like assessment or charge of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

       "Tax Returns" shall mean all reports, returns, declarations, statements, claim for refund, or information return or statement relating or other information required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

       "U.S. GAAP" means generally accepted accounting principles in the United States of America.

       1.2 General Interpretation. The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement. The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."


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2. ACQUISITION OF ASSETS; ASSUMPTION OF LIABILITIES

       2.1 Purchase of Assets. Subject to the terms and conditions of this Agreement, at the Closing, the Seller shall, and the Seller shall cause its Affiliates (to the extent necessary) to, sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase and acquire, assume and accept, all right, title and interest of Seller or its Affiliates in and to all of the Acquired Assets, free and clear from any Security Interests (for the avoidance of doubt, including necessary consents from financial institutions), other than Permitted Liens.

       2.2. Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser shall assume and agree to pay, discharge or perform, as appropriate, the Assumed Liabilities and the Seller shall have no other obligations in connection therewith.

       2.3 Excluded Assets and Retained Liabilities. The Seller shall not transfer, or be deemed to transfer, the Excluded Assets and the Purchaser shall not assume, or be deemed to have assumed, the Retained Liabilities.

       2.4 Non-Transferable Assets. To the extent that Seller's rights to any Acquired Assets may not be sold or assigned to the Purchaser without the consent of another person that has not been obtained at or prior to Closing or if such sale or assignment would constitute a violation of any contract constituting or relating to an Acquired Asset, or a violation of any Legal Requirement, this Agreement shall not constitute an agreement to sell or assign the same, and such Acquired Asset shall remain in the Seller's ownership and shall not be sold, assigned, transferred, conveyed or delivered hereunder, nor shall any liability constituting or relating to such Acquired Asset be assumed by Purchaser. Any such Acquired Asset shall be referred to herein as a "Non-Transferable Asset". In such event:

                  2.4.1 Both before and after the Closing Date, the parties shall exercise their reasonable best efforts to obtain any consents so as to transfer each such Non-Transferable Asset to Purchaser without modifying, amending or burdening such Non-Transferable Asset in any material respect.

                  2.4.2 To the extent that on the Closing Date there is any Non-Transferable Asset outstanding, the Seller shall, from and after the Closing Date, use its reasonable commercial efforts to obtain any such required consents as promptly as possible, with any expenses involved to be borne by the Party handling the matter. If any such Consent shall not be obtained or if any attempted assignment would be ineffective in whole or in part, Seller shall cooperate with Purchaser in any reasonable and lawful arrangement designed to provide the Purchaser the benefits and use of such asset for which the consent was not obtained. Such arrangements may include, with the consent of Purchaser, terminating the Non-Transferable Asset between the Seller and the relevant third party and the entry into a new contract by Purchaser with such third party on substantially the same terms or a subcontract of the Non-Transferable Asset to Purchaser. In particular, with regard to contracts which are Non-Transferable Assets, Seller will, to the extent practicable and subject to applicable law:
(i) provide to the Purchaser all of the benefits of the applicable contract;
(ii) cooperate in any reasonable and lawful arrangement designed to provide such benefits to the Purchaser; and (iii) enforce at the request of the Purchaser and for the account of Purchaser, any rights of the Seller arising from any such contract. In addition, with regard to liabilities falling within the definition of Assumed Liabilities that cannot be assigned or assumed, Purchaser shall indemnify Seller for all such liabilities as set forth in Section 12 hereto.

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                2.4.3 In the event that Purchaser is provided all of the
benefits received by the Seller under any contract pursuant to the foregoing paragraph, the Purchaser shall perform and discharge when due the obligations, and assume the liabilities of the Seller under such contract to the extent arising out of relating to the Business.

                2.4.4 For the avoidance of doubt, the Non-Transferable Assets, if any, shall not include any of the consents that are required closing conditions set forth in Section 5.

       2.5 Further Assurances. From time to time after the Closing, Seller shall execute and deliver such other instruments of transfer and documents related thereto and take such other action as may be necessary or reasonably requested by Purchaser in order to more effectively transfer to Purchaser, and to place Purchaser in possession and control of, the Acquired Assets. Purchaser shall take such actions as may be necessary or reasonably requested by Seller in order to assure Purchaser's assumption of the Assumed Liabilities.

       2.6 Effect of Absence of Consent. Other than the closing conditions set forth in Section 5 (including without limitation Section 5.2) and without derogating from Section 2.4 and Section 6.8, the absence of any consent, approval or authorization of any third party for the transaction contemplated hereby shall not constitute a condition precedent for Closing, a ground for terminating or not consummating this Agreement or the transactions contemplated hereby, or a breach of this Agreement, and the Purchaser fully accepts upon itself all risks in connection with the absence of any such consent, approval or authorization.

3. CONSIDERATION AND PAYMENT

       3.1. Purchase Price. As consideration for the sale of the Acquired Assets and the assumption of the Assumed Liabilities by Purchaser, at the Closing, the Purchaser shall pay to the Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, NIS 1,200,000,000 (One Billion Two Hundred Million New Israeli Shekels) (the "Purchase Price").

       3.2 VAT. VAT shall be added to the Purchase Price, as applicable, and shall be paid by Purchaser against an invoice issued by the Seller. The parties will use commercially reasonable efforts to cooperate with each other to obtain any available reduction or exemption from such VAT or other Taxes (including, by way of example, assistance with regard to production of any applicable resale certificate, resale purchase exemption certificate or other certificate or document of exemption required or appropriate to reduce or eliminate such VAT or other Taxes) or any available refund of such VAT or other Taxes. For the avoidance of doubt, obtaining any such reduction or exemption shall not be a condition to the Closing.

       3.3 Tax Withholding. Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to Seller such amounts as may be required to be deducted or withheld therefrom under any applicable law, including the Israeli Tax Ordinance, unless Purchaser received from Seller a certificate or ruling from the ITA providing for an exemption or other reduction from such withholding or deduction which can be relied upon by Purchaser and which is presented at least seven days prior to the time that the applicable payment of consideration is due to be made. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller and Purchaser shall provide to Seller reasonably requested documentation evidencing such deduction or withholding.


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       3.4 Cash Adjustments. Cash, cash equivalents and marketable securities and derivative instruments (collectively, "Cash") of the Seller and its Subsidiaries as of the Cut-off Date shall be retained by Seller as part of the Excluded Assets (the "Retained Cash"). Any income or losses, including Cash, of the Business after the Cut-off Date shall be for the account of the Purchaser. Without derogating from the foregoing, the Purchaser (i) understands that outside of the operations in the ordinary course of the Business, the Seller will continue to collect cash, cash equivalents and marketable securities and derivative instruments for the purpose of consummating the Bezeq Transaction, including, without limitation, through shareholder loans, shareholder investments and financial loans, (ii) acknowledges that it has no rights to any such assets (and has no liability for any liabilities related thereto), and
(iii) all such assets shall be part of the Excluded Assets.

         If during the period from the Cut-off Date until the Closing the Business generates a positive Cash amount, then the Seller shall transfer such positive amount to the Purchaser as part of the Acquired Assets ("Positive Cash Amount"). If during the period from the Cut-off Date until the Closing the Business generates a negative Cash amount and hence such amounts were financed by the Seller during such period, the Purchaser will transfer such amount to the Seller within 14 days after the Closing. At Purchaser's request, if the Acquired Assets include cash of less than NIS 10,000,000, the Seller will provide Purchaser at Closing with a non-interest bearing loan of up to an amount required to bring such cash to NIS 10,000,000 ("Seller Loan"), and such loan shall be repaid by Purchaser to Seller within fourteen (14) days after Closing.

       For the avoidance of doubt, this Section 3.4 shall not be deemed to derogate from Seller's obligation under Section 6.1(xi).

4. CLOSING

       4.1 Closing. Unless earlier terminated pursuant to Section 10 hereof, the closing of the transactions contemplated hereby, including the purchase and sale of the Acquired Assets and the payment of the Purchase Price (the "Closing"), shall take place at the offices of Seller on December 31, 2009, provided that the conditions set forth in Section 5 shall have been satisfied or waived prior thereto, other than those conditions that are to be satisfed at the Closing; provided, however, if such conditions have not been waived or satisfied by December 31, 2009, the Closing shall take place on the fifth (5th) business day immediately following the satisfaction or waiver (by the applicable party) of the conditions set forth in Section 5, other than those conditions that by their terms are to be satisfied at the Closing, or on such other date and at such other time and place as is mutually agreed by the Parties (such date, the "Closing Date"). For the avoidance of doubt, nothing in this Section 4.1 shall derogate from section 10.1.

       4.2. Closing Deliveries. At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered:

                4.2.1     The Seller deliver to the Purchaser the following:

                          (a) Possession of the Acquired Assets (to the extent applicable).

                          (b) Such duly executed bills of sale, endorsements, assignments and other instruments of transfer and conveyance necessary to vest in the Purchaser the rights, title and interests of the Seller in and to the Acquired Assets, free and clear of all Security Interests other than Permitted Liens.


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                          (c) A certificate executed by the CEO or CFO of the
                          Seller (without personal liability therefor), or alternatively by another officer duly authorized by the Seller's Board of Directors confirming the satisfaction of the conditions set forth in Section
                          5.1 and 5.2.

                          (d) Seller's balance sheet for the Cut-off Date (a draft of which shall be delivered at least five (5) business days prior to the Closing, but in no event prior to January 15, 2010) (the "Cut-off Date Statement").

                4.2.2 The Purchaser shall deliver to the Seller the following:

                          (a) The Purchase Price.

                          (b) Such duly executed bills of sale, endorsements, assignments and other instruments of transfer and conveyance necessary to vest in the Purchaser the rights, title and interests of the Seller in and to the Acquired Assets, free and clear of all Security Interests other than Permitted Liens.

                          (c) Undertakings duly executed by Purchaser, in form and substance reasonably satisfactory to the Seller, whereby Purchaser assumes and agrees to discharge when due the Assumed Liabilities.

                          (d) A certificate executed by an officer duly authorized by the Purchaser's Board of Directors confirming the satisfaction of the conditions set forth in Section 5.1.

5. CONDITIONS PRECEDENT

       5.1 Conditions to Obligations of Each Party. Each Party's obligation to consummate the transactions contemplated hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions:

                           (i) Approval of the MoC of the transactions contemplated hereby, either by the transfer of the existing Licenses to the Purchaser or the grant of new licenses that permit the Business to continue to be operated (the "MoC Approval") shall have been duly obtained and shall be in full force and effect on the Closing Date.

                           (ii)      Approval of the Israeli Antitrust
                                     Commissioner of the transactions
                                     contemplated hereby (to the extent such
                                     approval is required) (the "Antitrust
                                     Approval") shall have been duly obtained and shall be in full force and effect on the Closing Date.

                           (iii)     Any other material Governmental
                                     Authorization necessary to effect the
                                     transaction contemplated by this Agreement shall have been duly obtained and shall be in full force and effect on the Closing Date.

                           (iv) No temporary restraining order, preliminary or permanent injunction, judgment or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in force.

       5.2 Additional Condition to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following condition, which may be waived exclusively in writing by Purchaser: All of the consents listed on Schedule 5.2 (the "Required Consents") that are required shall have been duly obtained and delivered to Purchaser (or shall have been replaced in a manner that does not adversely affect Purchaser) and shall be in full force and effect on the Closing Date.


6. COVENANTS; OTHER AGREEMENTS

       6.1      Ordinary Course.

                (a) From the date of this Agreement until the Closing Date (the "Interim Period"), and subject to any limitations under the Israeli Antitrust Law, with respect to the Business, other than (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (ii) as expressly contemplated hereunder:

                           (i) Seller shall conduct the Business in the usual,
regular and ordinary course and in substantially the same manner as the Business has been conducted prior to the date of this Agreement;

                           (ii) Seller shall comply with all legal requirements
and contractual liabilities in all material respects applicable to the operation of the Business and pay all applicable Taxes as and when due and payable;

                           (iii) Seller shall use reasonable commercial efforts
to keep available the service of the Employees and to preserve intact its current business organization and maintain its relations with all material suppliers, customers, landlords, creditors, and other Persons having business relationships with Seller, all in the ordinary course of business;

                           (iv) Seller shall not make any sale, assignment,
transfer, abandonment or other conveyance of a material part of the Acquired Assets, except transactions pursuant to the existing Contracts or transactions in the ordinary course of business consistent with past practice to unaffiliated third Persons;

                           (v) Seller shall not enter into any material new
customer, supplier, lease, reseller or distributor agreement other than in the ordinary course of business consistent with past practice;

                           (vi) Seller shall not materially change the business
practices of the Business as presently conducted, in regard to customer credit terms, accounts receivable and payable;


                           (vii) Seller shall not sell, lease, license, or
otherwise dispose of or grant any license to any material Business Intellectual Property Rights, other than non-exclusive licenses or leases granted to customers in the ordinary course of business;

                           (viii) Seller shall not subject any of the Acquired
Assets, or any part thereof, to any Lien or suffer such to exist other than Permitted Liens and other than such non-material Liens as may arise in the ordinary course of business consistent with past practice or by operation of law;

                           (ix) Seller shall not purchase, lease or otherwise
acquire any material asset for the Business outside the ordinary course of business;

                           (x) Seller shall not change the terms of any
employment agreements or compensation practices with senior employees of the Business or make across-the-board changes in employment agreements or compensation practices or enter into any new (or amend any existing) employee benefit plan, program or arrangement, except in accordance with pre-existing contractual provisions;

                           (xi) Seller shall not materially change its policies
and practices with respect to collection of accounts receivable, payment of accounts payable or the grant of discounts or rebates;

                           (xii) Seller shall not enter, modify or amend in any
material respect or terminate any contract that is material to the Business or announce or commence any material offering or campaign to customers if such action would have an adverse effect on the Business;

                           (xiii) Seller shall not solicit or enter into any
transaction to sell the Business or a substantial part thereof, directly or indirebtly other than as contemplated by this Agreement;

                           (xiv) Seller shall not waive, cancel, compromise,
settle or release any rights or claims of material value, outside the ordinary course of business, that are Acquired Assets;

                           (xv) Seller, solely through its CEO, shall confer on
a regular and reasonable basis with Representatives of Purchaser to report on operational matters and the general status of ongoing operations of the Business; and

                           (xvi) Seller shall not agree or commit to take any of
the actions described above.

                (b) Without derogating from the foregoing, nothing in this
Section 6.1 is intended to inhibit or otherwise restrict the Seller from conducting its business during the Interim Period in the ordinary course of business or from taking actions in furtherance of the Bezeq Transaction. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company's operations prior to the Closing Date or vice versa. Prior to the Closing, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

       6.2      Public Announcements.

                (a) Neither Party nor any of its Affiliates shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by applicable law or by the applicable rules of or listing agreement with any stock exchange on which the securities of a Party or its Affiliates are traded securities, in which case the disclosing party shall consult with the other party prior thereto.. The Purchaser shall not, and shall cause its Affiliates not to, make public announcements concerning concrete business plans with respect to the Business without Seller's prior written approval.

                (b) Nothing in Section 6.2(a) shall: (i) prevent the Parties from providing any of their Affiliates or their shareholders, attorneys, accountants or advisors any details or information regarding this Agreement, the transaction contemplated hereby, the identity of the other Party and its direct and indirect shareholders to the extent that such details or information are required for the approval of this Agreement and the transaction contemplated herein; or (ii) prevent the Purchaser from providing any lenders, institutions and other entities which will provide loans/credit to the Purchaser for the purpose of the consummation of the transactions provided in this Agreement (including by means of issuance of bonds and/or prospectus), any details or information regarding this Agreement and the transaction contemplated herein to the extent that such details or information are required for the purpose of financing the transactions contemplated hereby.

       6.3      Filings and Consents.

                (a) The Purchaser shall, and shall cause its Affiliates to, and the Seller shall, (i) file all applications legally required of such Person with the Israeli Antitrust Commissioner in connection with obtaining the Antitrust Approval, within 14 days of the date hereof, and (ii) provide all information required by the Israeli Antitrust Commissioner in connection with such filings in a timely manner.

                (b) The Purchaser shall, and shall cause its Affiliates to, (i) file within 14 days of the date hereof all applications legally required of such Person with (y) the MoC in connection with obtaining the MoC Approval, and (z) any other governmental authority required by law to effect the transaction contemplated hereby ((y) and (z), together with the Antitrust Approval, collectively the "Regulatory Approvals"), and (ii) provide all information required by the MoC or other Governmental Authority in connection with such filings in a timely manner. In the event the any such filings are to be made by the Seller, it shall do the same, except that with respect to the MoC Approval or other governmental approval as relevant, (i) Seller shall provide Purchaser relevant information concerning Seller that is in Seller's possession, (ii) Purchaser shall prepare such filings in full, (iii) Seller's sole responsibility (other than with respect to information that it provides) shall be to deliver such filings to the MoC or other relevant governmental authority, (iv) the content of such filings with the MoC (other than with respect to information concerning the Seller) shall remain the responsibility of Purchaser, and Purchaser shall retain liability for the contents thereof.

                (c) Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to use best efforts to obtain the Regulatory Approvals as soon as possible, to make such filings and notifications and respond to any requests for additional information made by an authority in a timely, complete and correct manner, and to comply with all applicable law and all requirements applicable to it of the MoC or the Israeli Antitrust Commissioner or other applicable agencies or regulatory authorities, as the case may be, to effect the transactions contemplated by this Agreement. The Purchaser undertakes not to, and shall exercise best efforts to cause any of its controlling shareholders and its Affiliates not to, take any action that would adversely affect its ability to effect the Closing in a timely manner or that would reasonably be expected to materially delay, impede or prevent receipt of any necessary Regulatory Approvals.

                (d) Without limiting the generality of the foregoing, while the Purchaser does not foresee the same, in order to facilitate the issuance of any Regulatory Approval:

                           (i) The Purchaser shall take such actions including with respect to its assets (including without limitation the sale or other disposition of such assets or the transfer of certain of its operations and activities to subsidiaries), as and to the extent required to obtain such Approval.

                           (ii) The Purchaser shall not object to any condition or stipulation (regardless of whether such condition or stipulation is burdensome) from the MoC or the Israeli Antitrust Commissioner or other relevant regulatory authority stipulated as a condition to the MoC Approval or the Antitrust Approval or any other Regulatory Approval as the case may be.

                           (iii) The Purchaser shall take any other action required to facilitate the issuance of any Regulatory Approval.

                (e) The Seller shall use reasonable efforts to assist and to cooperate with the Purchaser in obtaining the approvals required under Section 6.3(a) and (b) above and shall use reasonable efforts to cause the conditions to Closing set forth in Section 5 (to the extent that the approvals provided for in Section 5 are required by law to be obtained by the Seller) to be satisfied as promptly as practicable, it being understood that any action or omission to act by the Seller taken in connection with effectuation of the Bezeq Transaction shall not be deemed a breach by Seller of this Section 6.3(e) or grounds for any failure of the Purchaser to satisfy its obligations hereunder.

                (f) The Purchaser shall provide the Seller with all material correspondence (including e-mail correspondence) and material relevant information with respect to Regulatory Approvals; provided that any trade secrets or other confidential information shall be redacted from such updates and shall be provided to a third party trustee for safekeeping. The Purchaser shall promptly notify the Seller of any material written communication (including e-mail correspondence) made to or received by such party or its Affiliates from the MoC or the Israeli Antitrust Commissioner or any other regulatory body regarding any of the transactions contemplated hereby, and permit the Seller to review in advance any proposed written communication (including e-mail correspondence) to the MoC or the Israeli Antitrust Commissioner and incorporate the Seller's reasonable comments, not agree to participate in any substantive meeting or discussion with or in the MoC or the Israeli Antitrust Commissioner in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable and lawful, it consults with the Seller in advance and, to the extent permitted, gives the Seller the opportunity to attend, and furnish the Seller with copies of all correspondence, filings and written communications between them on one hand and the MoC or the Israeli Antitrust Commissioner or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby. This provision shall apply to Seller, mutatis mutandis, in regard to the transaction contemplated hereby.

                (g) Without derogating from the foregoing, the Purchaser shall use its best efforts to cause the conditions to Closing set forth in Section 5.1 (Regulatory Approvals) to be satisfied and to comply with any and all of its obligations and covenants hereunder as promptly as practicable.

       6.4 "012 Smile" Name and Operations. At the Closing of the Agreement, in connection with the transfer of the Acquired Assets, (i) Seller shall execute the assignment to Purchaser of the "012 Smile" trademarks and name used by the Business and (ii) Seller shall procure that Internet Gold - Golden Lines Ltd. shall execute the assignment to Purchaser of the "012 Smile" logo used by the Business. Immediately after the Closing, and not later than 60 days thereafter, the Seller shall change its name from 012 Smile.Communications Ltd. to another name which bears no similarity to its current name.

       6.5 Wrong Pocket; Tax Accounting. In the event that receivables relating to the Business are received by the Seller after the Closing Date, it shall forward such receivables to thePurchaser. Any Assumed Liability addressed to the Seller after the Closing shall be assumed by the Purchaser. The Purchaser and the Seller shall perform a reconciliation of claims on a monthly basis and any net amounts due from one Party to the other shall be paid within 7 days of such reconciliation. The Parties will also effect similar reconciliations with respect to Tax payments, refunds and other items effected by Seller prior to the Cut-off Date and Tax payments, refunds and other items effected by Purchaser after the Cut-off Date.

       6.6 Accounting Books and Records. The Seller shall retain all of the accounting books and records for purpose of reporting the transactions contemplated hereby but shall cooperate with the Purchaser with respect to such reporting. The Seller shall also retain its accounting books and records for periods prior to Closing but shall provide the Purchaser access and information with respect thereto to the extent necessary for Purchaser's reasonable business needs.

       6.7 Notification of Certain Matters. During the Interim Period, Seller shall promptly notify Purchaser, and Purchaser shall promptly notify Seller, in writing of the discovery of any of the following: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in or breach of any representation or warranty made by the relevant party in this Agreement;
(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that causes or constitutes, or could reasonably be seen as likely to cause or constitute, a material inaccuracy in or breach of any representation or warranty made by the relevant party in this Agreement; (iii) any breach of any material covenant or obligation of the relevant party; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 5 impossible, unlikely or postponed.

       6.8 Reasonable Efforts. During the Interim Period, the Seller shall use its reasonable efforts to cause the conditions set forth in Section 5.2 (Required Consents) to be satisfied on a timely basis, and Purchaser shall reasonably cooperate with Seller in connection therewith.

       6.9 Non-solicitation. Seller shall not, at all times from the Closing Date until the first (1st) anniversary of the Closing Date, without the prior written consent of Purchaser: encourage or solicit any officer or key employee of Purchaser to leave their employment; provided, however, that this provision shall not limit Seller's ability to make generalized solicitations of employment. Seller acknowledges that the covenants of Seller in this Section 6.9 are reasonably necessary for the protection of Purchaser's interests under this Agreement and are not unduly restrictive upon Seller.

       6.10 Cooperation re Credit Agreements/Financing. Seller shall reasonably cooperate with Purchaser's requests for information that Purchaser requires for purposes of obtaining financing for the transaction contemplated hereby, including (in the event that the Closing does not occur upon a quarter-end) providing required comparative historical financial data, subject to customary indemnities, at Purchaser's expense and sole responsibility.

       6.11 Coordination. Purchaser shall coordinate all contacts with the Seller or any of its employees or Representatives through the Chief Executive Officer of the Seller or such other persons as the Seller may designate from time to time.

       6.12 Pro Forma Financial Statement. Within three (3) business days of the date of this Agreement, the Seller shall provide the Purchaser with a pro forma financial statement as of September 30, 2009 with respect to the Business, which shall be treated as a representation under Section 7 hereof when it is provided.

       6.13 Senior Management. Within fourteen (14) days of the date of this Agreement, the Seller shall provide the Purchaser with a chart showing the principal components of the terms of employment of senior management.

7. REPRESENTATIONS AND WARRANTIES OF THE SELLER

       The Seller hereby represents and warrants to the Purchaser that, subject to the exceptions set forth in the disclosure schedule (the "Seller Disclosure Schedule") delivered by Seller, on the date hereof:

       7.1        Organization and Authority

                (a) The Seller duly and validly exists under the laws of Israel and, subject to the conditions specified under
                          Section 5, has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

                (b) The execution and delivery of this Agreement and all such other agreements delivered pursuant hereto (collectively, the "Transaction Documents") by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of the Seller and no further shareholder or other organ's approval is required.

                (c) This Agreement has been duly executed and delivered by the Seller, and (assuming due authorisation, execution and delivery by the Purchaser and subject to the conditions set under Section 5) this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights in general or by general principles of equity.

                (d) Except for 012 Telecom Ltd., an Israeli company, which is wholly owned by the Seller, the Seller has no Subsidiaries. Other than the Subsidiary of the Seller, neither the Company nor its Subsidiary owns any material Subsidiary.

       7.2      No Conflict.

       Other than Regulatory Approvals and without derogating from Section 2.4, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not violate or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit (any such event, a "Seller Conflict") under (i) the corporate documents of Seller, and (ii) any Legal Requirement or any order of any court or other Governmental Entity by which Seller or any of its material properties or assets is or are bound, other than in a manner that would not have a material adverse effect on Purchaser.

       7.3 Litigation. Except as set forth in the Financial Statements (as defined below) or in Schedule 7.3, there are no actions, suits or proceedings pending, or to the Seller's knowledge, threatened in writing against, the Seller involving the Business or the Acquired Assets, which would have a material adverse effect on Seller. Neither the Business nor the Acquired Assets is subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity or arbitrator, domestic or foreign, that materially adversely affects the Business or the Acquired Assets.

       7.4      Compliance with Laws; Governmental Authorizations.

                (a) To Seller's Knowledge, Seller has complied with and is in compliance with all Legal Requirements (except where any such non-compliance shall not have a material adverse effect on the Business) in all material respects.

                (b) To Seller's Knowledge the Seller holds all permits, licenses (including the Licenses), certificates, registrations and other authorizations necessary to conduct the Business as currently conducted (except where the absence of such permits, licenses, certificates, registrations and othe authorizations would not have a material adverse effect on the Business). The Licenses are in the name of Seller or its Subsdiary and Seller is not aware of any material procedures that in Seller's opinion would be reasonably likely to cause the cancellation or withdrawal of the Licenses, except as set forth in Schedule7.4(b).

       7.5      Financial Statements; Seller Public Filings.

       (a) The audited financial statements of the Seller for the period ended December 31, 2008 and the unaudited and unreviewed financial statements for the period ended September 30, 2009 (the "Financial Statements"), copies of which are attached hereto as Schedule 7.5, are complete and accurate in all material respects, fairly represent the financial position and results of operations of the Seller as of the dates and for the periods indicated, and have been prepared in conformity with US GAAP applied on a basis consistent with prior years.

       (b) Seller's Form 20-F for the year ended December 31, 2008 was prepared in accordance with the requirements of applicable law and does not contain any material untrue statement of fact.

       7.6        Absence of Certain Changes

       Since September 30, 2009, the Business has not suffered any change, event or condition that is materially adverse to (i) the Business (other than changes, events or conditions occurring in the ordinary course of business), or (ii) the transactions contemplated by this Agreement.

       7.7      Employees.

             (a) Seller is in compliance in all material respects with applicable Legal Requirements (including any national, industry or company collective agreement, order or award) and agreements relating (i) to the employment of the Employees, and (ii) to the proper withholding and remission to the proper tax authorities or to the proper withholding or contribution and remission to the proper pension or provident, life insurance, disability insurance, continuing education or other similar funds of all sums required to be withheld, contributed or remitted, legally or contractually.

             (b) Seller is not a member in any employers' organization, and no claim or request has been made of Seller by any employers' organization. Seller is not a party to, or bound by, any collective bargaining agreement or arrangement or union contract or extension order (excluding such extension orders that may apply to all employers or employees in Israel in general) and no such collective bargaining agreement is being negotiated by Seller. No labor union or other representative organization has otherwise been certified or recognized as the collective bargaining representative of any employees of Seller or has applied to represent such employees or, to Seller's Knowledge, is attempting to represent such employees.

       7.8 Tax. As of the Closing, there shall be no Tax liens on any Acquired Asset with respect to the period prior to the Cut-off Date.

       7.9        Title to Assets.

                (a) The Seller has (and will, at the Closing, have) good title to all of the Acquired Assets, free and clear of all Security Interests other than Permitted Liens. Seller does not own any real property.

                (b) The Acquired Assets, collectively, comprise all of the assets, rights and services used by Seller for the operation of the Business as currently conducted. All material machinery, equipment and other tangible assets included in the Acquired Assets are in good and sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of the Business on a basis consistent with past practice, ordinary wear and tear excepted.

         7.10 Brokers and Finders. As a result of the transaction contemplated hereby, Purchaser shall not be required to pay any brokerage commission, finders' fees or similar consideration based on any arrangement or agreement made by Seller.

         7.11 Related Party Transactions. Except as set forth in Seller's Form 20-F for the year ended December 31, 2008 and except for transactions in the ordinary course of business at arm's length, to Seller's Knowledge: (a) no Related Party has any direct or indirect interest in any Acquired Asset used in or otherwise relating to the Business; (b) no Related Party is indebted to Seller in connection with the Business; and (c) no Related Party has entered into any material contract, transaction or business dealing related to the Business.. For purposes of this Section 7.11 each of the following shall be deemed to be a "Related Party": (i) each Person that, directly or indirectly, has an equity interest in Seller; (ii) each individual who is an officer or director of Seller; (iii) each Family Member of each of the individuals referred to in clauses "(i)" and "(ii)" above.

         7.12 Intellectual Property. The Seller does not have material Intellectual Property Rights except for trademarks and rights under third party license agreements. To the knowledge of the Seller, such Intellectual Property Rights do not infringe, misappropriate or otherwise violate the Intellectual Property Rights of a third party in a manner that would have a material adverse effect on the Business.

            7.13 Contracts. Each contract that is the subject of a Required Consent is in full force and effect and is not subject to any material default on the part of Seller, and to the knowledge of the Seller, no other party to such contracts is in material default with respect thereto.

          7.14 Selected Information. The information set forth in part 1 of Schedule 7.14 is true and accurate in all material respects.

         7.15     Insurance.        The Seller has  insurance  coverage for the
Business at a level that is reasonably adequate in view of the size and scope of the Business.

         7.16 Insolvency. The Seller is not insolvent or unable to pay its debts as they fall due. No order has been made, petition presented, resolution passed or meeting convened for the winding up of the Seller. No receiver (including an administrative receiver) liquidator, trustee, administrator, custodian or similar official has been appointed in any jurisdiction in respect of the whole or any part of the business or assets of the Seller and no step has been taken for or with a view to the appointment of such a person.

         7.17 Disclosure. Seller acknowledges and agrees that Purchaser does not make and has not made any representations or warranties with respect to the trasnsactions contemplated hereby other than those specifically set forth in
Section 8 hereof, including as to projections, forecasts or forward-looking statements. The Seller is aware of the significance of the transaction contemplated hereby to the Purchaser and acknowledges that time is of the essence in consummating the transaction contemplated hereby.

8. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

       The Purchaser hereby represents and warrants to the Seller that on the date hereof:

       8.1      Organization and Authority.

                (a) The Purchaser duly and validly exists under the laws of Israel and, subject to the conditions specified under Section 6, has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

                (b) The execution and delivery of this Agreement and all such other agreements delivered pursuant hereto (collectively, the "Transaction Documents") by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of the Purchaser and no further shareholder or other organ's approval is required.

                (c) This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorisation, execution and delivery by the Seller and subject to the conditions set under Section 6) this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights in general or by general principles of equity.
                          .

                (d) The ultimate control of the Purchaser is held by an Israeli citizen and resident in the manner required to receive the International Telephony License as set forth in detail in Schedule 8.1(d).

                (e) The Purchaser is an entity being formed under the laws of the State of Israel for the purpose of holding an international long-distance telephony license.

       8.2 Consent and Approvals; No Conflict. Other than Regulatory Approvals, the execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby do not and will not violate or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit (any such event, a "Purchaser Conflict") under (i) the Corporate Documents of Purchaser, (ii) any Legal Requirement or any order of any court or other Governmental Entity by which Purchaser or any of its material properties or assets is or are bound, other than in a manner that would not have a material adverse effect on Purchaser's ability to consummate the transaction contemplated hereby.

       8.3 Litigation. There is no judgment, decree or order against the Purchaser that prevents, enjoins, or materially alters or delays the purchase of the Acquired Assets or the assumption of the Assumed Liabilities by the Purchaser under this Agreement and the consummation of the transactions contemplated herein.

       8.4      Financial Capability

       The Purchaser has access to, and at the Closing shall have, sufficient funds or commitments to pay in cash any and all amounts necessary to consummate the payments and transactions contemplated hereby, including the purchase of the Acquired Assets, and the Purchaser acknowledges that any failure to obtain the financing necessary to consummate the transaction contemplated hereby shall not constitute a defence or condition precedent to its obligations hereunder. The Purchaser will provide the Seller with copies of all credit agreements, financing commitments and other arrangements with banks and other entities providing financing to the Purchaser for purposes of funding its obligations hereunder (collectively "Credit Agreements"), or a letter from the lending bank confirming the terms of such Credit Agreements, shortly after such documents are made available to the Purchaser and such copies shall be complete and accurate; provided, however, that the Purchaser may redact trade secrets and other confidential commercial information which shall be provided to a third party trustee for safekeeping. The Purchaser undertakes to take all actions necessary to fulfill all of its obligations set forth in such Credit Agreements in a prompt and timely manner.

       8.5 The MoC Approval and Antitrust Approval. The Purchaser has examined the Business of the Purchaser and the Acquired Assets and the Assumed Liabilities (including the Licenses as set forth in Section 8.6 below), and has taken into consideration the Purchaser's and its Affiliates' operations, and has conferred with counsel and it is not aware of any reason, and to the best of its knowledge, there is no reason for the denial or material delay of the Purchaser's application to obtain the MoC Approval and the Antitrust Approval and any other Regulatory Approval (to the extent such approval is required) with respect to the transactions contemplated hereby.

       8.6 Licences and Related Regulations. The Purchaser and its Affiliates and Representatives have had adequate opportunity to review the Licences and related regulations, and have received all information (legal, financial and otherwise) required by them concerning the Licences and related regulations and all of the terms and conditions thereto.

         8.7 Brokers and Finders. As a result of the transaction contemplated hereby, Seller shall not be required to pay any brokerage commission, finders' fees or similar consideration based on any arrangement or agreement made by Purchaser.

       8.8 Acknowledgement. Without derogating from the representations of Seller herein, the Purchaser acknowledges that it has voluntarily decided to enter into this Agreement, to consummate the transactions contemplated herein and hereby confirms that (i) it is familiar with the Business and the industry sectors in which it operates, (ii) it has had adequate opportunity to select and consult with its financial, tax, accounting and legal advisors regarding the terms, conditions, rights and obligations set forth in this Agreement, and (iii) it received all information (legal, financial and otherwise) concerning the business and financial condition of the Seller that it requested. The Purchaser is aware of the significance of the transactions contemplated hereby to the Seller and acknowledges that time is of the essence in consummating the transaction contemplated hereby.

       8.9 Disclosure. Purchaser acknowledges and agrees that Seller does not make and has not made any representations or warranties with respect to the trasnsactions contemplated hereby other than those specifically set forth in
Section 7 hereof, including as to projections, forecasts or forward-looking statements. Without derogating from Seller's representations under Section 7 hereof or from Seller's indemnification under Section 11 hereof, the Purchaser agrees that the Acquired Assets, Assumed Liabilities and the Business are purchased and assumed by the Purchaser at the condition of the Acquired Assets, Assumed Liabilities and the Business on the Closing Date, whether or not any fact, act or circumstance of any nature whatsoever relating to the company is known, disclosed or discussed, and regardless of any investigation, inquiry or disclosure that was or could have been made, and whether or not any fact or circumstance is different than expected by the purchaser, subject only to the representations made by the Seller in section 7.

       Without derogating from Section 7, any materials and presentations made available to the Purchaser or its affiliates or representatives, do not, directly, or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Seller, or any of its respective Affiliates or Representatives.


8A. REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR

       The Guarantor hereby represents and warrants to the Seller that on the date hereof:

       8A.1     Organization and Authority.

                (a) The Guarantor duly and validly exists under the laws of Israel and, subject to the conditions specified under Section 5, has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

                (b) The execution and delivery the Transaction Documents by the Guarantor, the performance by the Guarantor of its obligations hereunder and thereunder and the consummation by the Guarantor of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of the Guarantor and no further shareholder or other organ's approval is required.

                (c) This Agreement has been duly executed and delivered by the Guarantor, and (assuming due authorisation, execution and delivery by the Seller and subject to the conditions set under Section 5) this Agreement constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights in general or by general principles of equity.

9. EMPLOYEE MATTERS

       9.1 Promptly following the date hereof, Purchaser shall make an offer of continued employment (`haavara beretzef' in Hebrew), effective as of the Closing Date, to each of the Seller Employees that Purchaser desires to retain (other than to those employees set forth in Schedule 9.1 who shall continue to be employed by the Seller), in the form to be agreed between the Parties (such form and any ancillary document thereto shall be hereinafter referred to as the "EmployeeNotice"). The Employees who receive such Employee Notice (and do not lawfully object thereto or, at the request of either Party, countersign such Notice) are hereinafter referred to as "Assumed Employees." The Seller shall use its reasonable commercial efforts to assist the Purchaser in retaining such Assumed Employees.

       9.2 At Closing, Seller shall (a) consent to the transfer of each of the Assumed Employees to Purchaser and each such employee shall become an employee of Purchaser, and (ii) transfer and assign to Purchaser, for the benefit of the Assumed Employees, all education funds (keren hishtalmut), managers' insurance policies (bituach menahalim) and/or pension funds, severance pay funds and any other funds, that have been reserved or contributed by Seller (whether required by applicable law, custom or agreement) with respect to any of such Employees (the "Seller Existing Funds") and all of Sellers' rights with regard thereto, and subject to the following sentence, the Seller shall not have any obligation to complete any such Funds. It is hereby acknowledged and agreed that to the extent that any of the Seller Existing Funds at Closing are not sufficient to cover all such funds to which any Assumed Employee who has chosen not to continue his employment with the Purchaser is entitled through the Closing Date (by applicable law or agreement), Seller shall, without any consideration or adjustment of the Purchase Price, transfer cash equal to the balance required to complete any such funds to the Seller Existing Funds. Prior to the Closing, Purchaser shall make (and Seller shall cooperate with Purchaser to the extent required) the appropriate filings with the ITA for the transfer of the Seller Existing Funds from Seller to Purchaser and Seller shall submit all required documents to the Assumed Employees' funds and insurance policies. Promptly following its receipt of all requisite approvals from the ITA, and after the Closing, Seller will transfer to Purchaser all its rights and interests in and to the Seller Existing Funds.

         9.3 The employment agreements of the Assumed Employees and their Funds shall be assigned from Seller to Purchaser, and the Assumed Employees shall transfer to Purchaser, as applicable, with continuity of rights, and whilst taking their employment with Seller in account for purposes of the calculation of their rights and entitlements.

         9.4 Notwithstanding any non-compete obligations of any Assumed Employee to Seller, or any Affiliates thereof, all Assumed Employees shall be permitted, on and after the Closing Date, to engage in the Business only on behalf of Purchaser and its Affiliates.

       9.5 Purchaser shall assume all obligations and liabilities (including any and all prior notice payments and other employment and severance and termination benefits as is required by applicable Law, custom or agreement, as well as liability with respect to any accrued but unpaid vacation pay or benefits, any withholding or employment Taxes, any other mandatory payments to social security or otherwise) concerning the Assumed Employees, whereas Seller shall retain all such liabilities concerning any other employees and will be liable for all severance expenses of Assumed Employees who resign and are entitled to receive such severance due to the transaction..

10. TERMINATION

       10.1 Right of Parties to Terminate. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

                (a)        by mutual written consent of the Parties;

                (b) by either Party, by written notice to the other Party, if the Closing has not occurred on or prior to the close of business on February 15, 2010 (the "Initial End Date"); provided, however, that either Party may extend the Initial End Date until February 22, 2010, and provided further that the Seller, in its sole discretion, may extend the Initial End Date by up to four one-month periods, until not later than June 22, 2010 (the "End Date") by written notice to the Purchaser to be issued not later than February 22, 2010 and each subsequent one-month anniversary thereof;
                           provided, further, that if a Party is in breach and such breach prevented the closing from occurring shall not be permitted to terminate the Agreement pursuant to this section 10.1(b).

                (c) without derogating from the provisions of Section 11.5, by either Party, if the other Party has materially breached any covenant or agreement contained in this Agreement; provided, however, that the non-breaching Party may not terminate this Agreement pursuant to this Section 10.1(c) unless such breach would cause any of the conditions specified in Section 5 not to be satisfied and any such breach has not been cured within fifteen (15) Business Days after written notice by the non-breaching Party to the breaching Party informing the breaching Party of such breach, it being understood and agreed that no cure period shall be required for a breach which by its nature cannot be cured; provided further, that the terminating Party may not terminate this Agreement pursuant to this Section 10.1(c) if it is then in material breach of the terms of this Agreement.



                10.2 Procedure upon Termination. In the event the Purchaser or the Seller, or both, as the case may be, elect to terminate this Agreement pursuant to Section 10.1, written notice thereof shall be given to the other Party, and following compliance with Section 10.3 below, this Agreement shall terminate without further action of the Parties.

                10.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and all further obligations and liabilities of each party to the other party under this Agreement shall terminate; provided, however, that (a) neither party shall be relieved of any obligation or liability arising from any prior willful and material breach of any representation, warranty, covenant or agreement in this Agreement that occurred prior to the date of termination; and
(b) the parties shall, in all events, remain bound by and continue to be subject to Sections 7.2 (Announcements), Section 10.2 (Procedure upon Termination), this
Section 10.3 (Effect of Termination), and Section 15 shall survive any such termination and shall be enforceable hereunder.

       10.4 Undertaking to Consummate. The Parties acknowledge and agree that, except as otherwise provided herein, their obligation to consummate the transactions contemplated hereby constitutes an unconditional obligation to procure performance and consummation of the transaction. It is hereby clarified, that nothing in this Section 10 shall be deemed in any way as preventing the Seller from seeking specific performance of this Agreement.

11. SELLER'S INDEMNIFICATION

       11.1 The representations and warranties made by Seller (i) in Section 7 (other than the Fundamental Representations (as defined below)) or in any other Transaction Document shall survive the Closing and shall expire eighteen (18) months following the Closing Date and (ii) in Sections 7.1, 7.5, and 6.12 (collectively, the "Fundamental Representations") shall survive the Closing and shall expire twenty-four (24) months following the Closing Date (as applicable, the "Termination Date"); provided, however, that if, at any time prior to the applicable Termination Date, any Purchaser Indemnitee delivers to Seller a written notice alleging a breach of any of the representations and warranties made by it (and setting forth in reasonable detail the basis for its belief that such an incompleteness, inaccuracy or breach may exist) and asserting a claim for recovery under this Section 11, then the claim asserted in such notice shall survive the Termination Date.

       11.2 The Seller shall defend, indemnify, and hold the Purchaser and its affiliates and their respective employees, directors, officers, shareholders and agents (the "Purchaser Indemnitees") harmless from and against, and reimburse the Purchaser Indemnitees with respect to, any Damages incurred by the Purchaser Indemnitees by reason of or arising out of or in connection with (i) any breach or inaccuracy of representation made by the Seller as set forth in Section 7 or in any other Transaction Document, (ii) any failure to comply with or breach of any covenant or obligation of Seller hereunder or in any other Transaction Document; or (iii) any claims against Purchaser with respect to any of the Excluded Assets or the Retained Liabilities, regardless of when or with respect to which period incurred.

       11.3 Notwithstanding any other provision in this Section 11 but solely with respect to clauses 11.2 (i) and (ii) above, the Purchaser Indemnitees shall be entitled to indemnification only if the aggregate indemnifiable amounts exceed 25,000,000 (Twenty Five Million) New Israeli Shekels (the "Threshold Amount") whereupon indemnification may be sought by the Purchaser Indemnitees from the first NIS.

       11.4 Notwithstanding any other provisions of this Section 11 (including
Section 11.3), with respect to the matters addressed in part I of Schedule 11,4, the compensation provisions set forth in Schedule 11.4 will apply. For the avoidance of doubt, if a matter would give rise to a right of indemnification by Purchaser under Section 11 and a right of compensation under Schedule 11.4, only the compensation provisions of Schedule 11.4 will apply.

        11.5 The Indemnification set forth in this Section 11 shall be the Purchaser's sole and exclusive remedy for the Damages for any breach of representation. For the avoidance of doubt, breach of a representation by Seller under Section 7 shall not be grounds for termination or delay of consummation of this Agreement.

12.    PURCHASER'S INDEMNITY

       12.1 The representations and warranties made by Purchaser (i) in Section 8 (other than the Fundamental Representations (as defined below)) or in any other Transaction Document shall survive the Closing and shall expire eighteen
(18) months following the Closing Date and (ii) in Sections 8.1 and 8A.1 (collectively, the "Fundamental Representations") shall survive the Closing and shall expire twenty-four (24) months following the Closing Date (as applicable, the "Termination Date"); provided, however, that if, at any time prior to the applicable Termination Date, any Seller Indemnitee delivers to Purchaser a written notice alleging a breach of any of the representations and warranties made by it (and setting forth in reasonable detail the basis for its belief that such an incompleteness, inaccuracy or breach may exist) and asserting a claim for recovery under this Section 12, then the claim asserted in such notice shall survive the Termination Date.

       12.2 Without derogating from any other provision herein, including
Section 12.3, in the event the Closing occurs, the Purchaser will indemnify, defend and hold harmless the Seller, its Affiliates and each of their respective shareholders, directors, officers, employees, agents, successors and permitted assigns (collectively, the "Seller Indemnitees") from and against (i) any breach or inaccuracy of representation made by the Purchaser or Guarantor as set forth in Section 8 or Section 8A or in any other Transaction Document, (ii) any failure to comply with or breach of any covenant or obligation of Purchaser hereunder or in any other Transaction Document; or (iii) any claims against Seller with respect to any of the Acquired Assets or the Assumed Liabilities, regardless of when or with respect to which period incurred.

       12.3 Notwithstanding any other provision in this Section 12 but solely with respect to clauses 12.2 (i) and (ii) above, the Seller Indemnitees shall be entitled to indemnification only if the aggregate indemnifiable amounts exceed the Threshold Amount whereupon indemnification may be sought by the Purchaser Indemnitees from the first NIS. For the avoidance of doubt, any default on the Seller Loan shall not be deemed to be subject to the Threshold Amount.

       12.4 The Indemnification set forth in this Section 12 shall be the Seller's sole and exclusive remedy for the Damages for any breach of representation. For the avoidance of doubt, breach of a representation by Purchaser or Guarantor under Section 8 or 8A shall not be grounds for termination or delay of consummation of this Agreement.

13. INDEMNIFICATION PROCEDURE; EXCLUSIVE REMEDY

       13.1 If a Party seeks indemnity under Section 11 or Section 12 (the "Indemnified Party"), it will give written notice (a "Claim Notice") to the other party (the "Indemnifying Party"). The Claim Notice must contain (i) a description and, if known, estimated amount (the "Claimed Amount") of any Damages incurred or reasonably expected to be incurred by the Indemnified Party,
                (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party, and
                (iii) a demand for payment of those Damages.

       13.2 Response to Notice of Claim. Within 30 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the "Response") in which the Indemnifying Party will either:

                (a) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within five business days of the Indemnified Party's receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party;

                (b) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the "Agreed Portion"), and, within five Business Days of the Indemnified Party's receipt of the Response, the Indemnifying Party will pay the Agreed Portion of the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or

                (c) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

       13.3 If no Response is delivered by the Indemnifying Party to the Indemnified Party within such 30-day period, the Indemnifying Party is deemed to have agreed that an amount equal to the entire Claimed Amount will be payable to the Indemnified Party within five business days after the expiration of such 30-day period in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party.

       13.4 Contested Claims. In the event that the Indemnifying Party disputes the Claimed Amount (or the portion of the Claimed Amount not comprising the Agreed Portion), such dispute will be governed by, and subject to the terms of, [Section 15.10] hereof.

       13.5     Third Party Claims.

                (a) In the event that the  Indemnified  Party receives notice or otherwise learns of the assertion of any claim with respect to which the Indemnifying Party may be obligated to provide indemnification under Section 11 or 12 (a "Third Party Claim"), the Indemnified Party will provide a Claim Notice to the Indemnifying Party as soon as practicable but in no event later than five business days thereafter. Such Claim
                    Notice will be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such suit or proceeding and the amount of the claimed damages (in each event to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any liability or obligation hereunder except if such delay or deficiency materially prejudices the defense of such claim or otherwise materially and adversely affects the rights of the Indemnifying Party with respect thereto, and then in each such case only to the extent of such material prejudice. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice to the
                    Indemnified Party, assume control of the defense of such suit or proceeding with counsel reasonably satisfactory to the Indemnified Party, strictly at its own cost and expense; provided, however, that the Indemnifying Party may not assume control of the defense of a suit or proceeding (A) involving criminal liability or (B) to the extent the suit or proceeding seeks an injunction or equitable relief against the Indemnified Party. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party will control such defense.

                (b) The party not controlling such defense (the "Non-controlling
                    Party") may  participate  therein at  its  own expense.  The
                    party   controlling   such   defense   (the Controlling
                    Party") will keep the Non-controlling Party reasonably advised of the status of such suit or proceeding and the defense thereof and will consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party will furnish the Controlling Party with such information as it may have with respect to such suit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and, at the request of the Controlling Party, assist the Controlling Party in the defense of such suit or proceeding.

                (c) The Indemnifying  Party will not agree to any settlement of, or the entry of any judgment arising from, any such suit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability with respect to such claim. The Indemnified Party will not agree to any settlement of, or the entry of any judgment arising from, any such suit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld, delayed or conditioned.

                (d) Notwithstanding  anything else herein, in the event that
                    Seller is sued for the breach of the Bezeq Transaction, the Seller shall be entitled to defend such claim independently without derogating from its rights as an Indemnified Party hereunder.


       13.6 The representations, warranties, covenants and obligations of Purchaser and Seller, and the rights and remedies that may be exercised by Purchaser or Seller, as the case may be, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by any of them, or (ii) any information furnished to, or any investigation made by or knowledge of, any of them.

14. [RESERVED]

15. MISCELLANEOUS

       15.1     Parties in Interest; Assignment.

                This Agreement is binding upon and is solely for the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign this Agreement or any portion thereof without the written consent of the other Party. Any attempted assignment not in compliance with the terms of this Agreement is null and void.

         15.2   Notices.

                All notices or other communications hereunder shall be in writing and shall be given in person, by registered mail (registered international air mail if mailed internationally), by an overnight courier service which obtains a receipt to evidence delivery, or by facsimile transmission (provided that written confirmation of receipt is provided) with a copy by mail, addressed as set forth below:

    If to the Seller:                     012 Smile.Communications Ltd.
                                          25 Hasivim Street
                                          Petach Tikva
                                          Facsimile: +972-72-200-2090
                                          Attn.:  Chief Executive Officer

    With a copy to (which  shall not      Fischer Behar Chen Well Orion & Co.
    constitute notice):                   3 Daniel Frisch St.
                                          Tel Aviv  64731,  Israel
                                          Facsimile:  +972-3-609-1116
                                          Attn:  Avraham Well, Adv.

    If to the Purchaser or the Guarantor: Abba Eban 10
                                          Ackerstein Tower "C"
                                          Herzlia Pituach 46733
                                          Facsimile:  +972-9-952-6001
                                          Attn:  Yoram Firon, VP

    With a copy to (which  shall not      Goldfarb Levy Eran Meiri Tsafrir & Co.
    constitute notice):                   2 Weizmann Street
                                          Tel  Aviv  64239
                                          Attention:  Yehuda M. Levy, Adv.
                                          Erez Altit, Adv.
                                          Ido G. Zemach, Adv.
                                          Facsimile:  +972-3-608-9909

                or such other address as any Party may designate to the other in accordance with the aforesaid procedure. All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile transmission shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail (or air mail if the posting is international) shall be deemed given five (5) Business Days after posting.

       15.3     Successors and Assigns.

                This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

       15.4     Delays or Omissions; Waiver.

                The rights of a Party may be waived by such Party only in writing and, specifically, the conduct of any one of the Parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or an amendment hereto. A waiver by a Party in respect of a breach by the other Party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

                No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.


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




       15.5 Amendment. This Agreement may be amended or modified only by a written document signed by all the Parties.

       15.6 Entire Agreement. This Agreement (together with the recitals, schedules, appendices, annexes and exhibits hereto) contains the entire understanding of the Parties with respect to its subject matter and all prior negotiations, discussions, agreements, commitments and understandings between them with respect thereto not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

       15.7 Severability. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof. Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each Party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

       15.8 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed Agreement received by a Party via facsimile will be deemed an original, and binding upon the party who signed it.

       15.9 Governing Law; Jurisdiction. The Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws.

       15.10 Venue. Each party hereby irrevocably submits to the exclusive jurisdiction of the Central District Court for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents) and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. in the Central District Court for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents) and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.



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       15.11    No Third-Party Beneficiaries. Except as expressly set forth in sections 11-13, nothing in this Agreement shall create or confer upon any Person, other than the Parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

       15.12 Taxes. Except as expressly set forth herein, each Party shall bear any Taxes applicable to it in connection with this Agreement. Any amount stated herein, including, without limitation, with regard to the Purchase Price, and including any payments for the Business, Acquired Assets and Assumed Liabilities, will be exclusive of any VAT, but solely if a valid VAT invoice is provided. The amount of any such VAT will be borne by the Purchaser in addition to any payment due under this Agreement at the time of payment against a proper tax invoice. In the event that any such VAT is imposed upon or imposed against the Seller, the Seller will promptly notify the Purchaser of the VAT amount on a valid VAT invoice.

       15.13 Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with this Agreement, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation, preparation, effectuation, execution, delivery or performance of this Agreement, shall be the obligation of the respective party incurring such fees and expenses.

       15.14 Execution by Purchaser. Immediately upon its formation, the Purchaser shall execute this Agreement and shall be treated as a Party for all purposes as if it had executed this Agreement on the date hereof.

       15.15 Guarantee. The Guarantor hereby irrevocably guarantees each and every representation, warranty, covenant, agreement and obligation of the Purchaser and the full and timely performance of its obligations under the provisions of this Agreement and the Transaction Documents. This is a guarantee of payment and performance, and the Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no relase or extinguishments of the Purchaser's obligations or liabilities (other than in accordance with the terms of this Agreement), whether by decree of bankruptcy or otherwise, will affect the continuing validity and enforceability of this guarantee. The Guarantor hereby waives, for the benefit of the Seller, (a) any right to require the Seller as a condition of payment or performance of the Guarantor to proceed against the Purchaser or pursue any other remedies whatsoever and (b) to the fullest extent permitted by law, any defenses or benefits that may be derived or afforded by law that limit the liability of or exonerate guarantors or sureties, including under the Israeli Law of Guarantees 1967 (but for the avoidance of doubt, Guarantor does not waive any defenses that would otherwise be available to Purchaser). The Guarantor shall have joint and several liability with the Purchaser for all of Purchaser's obligations under this Agreement, and Seller shall be entitled to take all steps to realize its rights under this Agreement and the Transaction Documents, in whole or in part, to the extent permissible by law and independently from any other right or proceeding vis-a-vis the Purchaser, from the Guarantor.


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                                       32

                    SIGNATURE PAGE - ASSET PURCHASE AGREEMENT


IN WITNESS WHEREOF, the Seller and the Purchaser have executed this Agreement as of the date first written above.





---------------------                           ---------------------
012 Smile.Communications Ltd.                   Merhav Ampal Energy Ltd.
                                                on behalf of Ampal Communication
By:  Shaul Elovitch                             (2010)  Ltd.  (in formation)
Title:  Chairman of the Board of Directors
                                                By:   Yoram Firon      Irit Eluz
By:  Stella Handler                             Title:  Directors
Title:  Chief Executive Officer

                                                --------------------------------
                                                Merhav Ampal Energy Ltd.
                                                as Guarantor

                                                By:   Yoram Firon      Irit Eluz
                                                Title:  Directors





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